EXHIBIT 99.1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: August 14, 2026

PENTWATER CAPITAL MANAGEMENT LP
By: MCH PWCM Holdings Inc., General Partner

/s/ Matthew Halbower
Name: Matthew Halbower
Title: Chief Executive Officer

MATTHEW HALBOWER

/s/ Matthew Halbower